UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G*
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UCLOUDLINK GROUP INC.
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

90354D104**
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 90354D104 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on Nasdaq Global Market under the symbol “UCL.” Each ADS represents ten Class A ordinary shares, par value US$0.00005 per share.

CUSIP No.	90354D104	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AI Global Investment SPC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
30,820,490(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
30,820,490(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,820,490(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.6% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.

(2)	Calculations are based on 244,686,120 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 16, 2022.

CUSIP No.	90354D104	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Haitong International Asset Management (HK) Limited (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
30,820,490(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
30,820,490(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,820,490(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.6% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.

(2)	Calculations are based on 244,686,120 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 16, 2022.

CUSIP No.	90354D104	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shengzu Wang (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
30,820,490(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
30,820,490(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,820,490(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.6% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.

(2)	Calculations are based on 244,686,120 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 16, 2022.

CUSIP No.	90354D104	Page 5 of 8

Item 1(a).	Name of Issuer:

 UCLOUDLINK GROUP INC.

Item 1(b).	Address of Issuer's Principal Executive Offices:

 Unit 2214-Rm1, 22/F, Mira Place Tower A
132 Nathan Road, Tsim Sha Tsui
Kowloon, Hong Kong

Item 2(a).	Name of Person Filing:

 This joint statement on Schedule 13G (Amendment No. 2) is being filed by AI Global Investment SPC (acting on behalf of and for the account of: (i) Haitong – Harvest Global Technology Fund S.P., (ii) Haitong Momentum Investment Fund I S.P., and (iii) AI Investment Fund S.P.), Haitong International Asset Management (HK) Limited and Shengzu Wang, who are collectively referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2023, a copy of which is filed as Exhibit A hereto. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

 AI Global Investment SPC
Harneys Services (Cayman) Limited,
4th Floor, Harbour Place,
103 South Church Street, PO Box 10240,
Grand Cayman KY1-1002,
Cayman Islands

Haitong International Asset Management (HK) Limited
22/F, Li Po Chun Chambers
189 Des Voeux Road Central
Hong Kong

Shengzu Wang, a citizen of Hong Kong
 c/o Haitong International Asset Management (HK) Limited
22/F, Li Po Chun Chambers
189 Des Voeux Road Central
Hong Kong

Item 2(c).	Citizenship:

 Please refer to Item 2(b).

Item 2(d).	Title of Class of Securities:

 Class A Ordinary Shares, par value US$0.00005 per share (the “Shares”)

Item 2(e).	CUSIP Number:

 CUSIP number 90354D104 has been assigned to the ADSs of the Issuer, each ADS representing ten Class A ordinary shares, par value US$0.00005 per share.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

This Item 3 is inapplicable.

CUSIP No.	90354D104	Page 6 of 8

Item 4.	Ownership.

1. AI Global Investment SPC

(a) Amount beneficially owned: 30,820,490 (1)(2)(3)
(b) Percent of class: 12.6% (1)(2)(3)(4)
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 30,820,490 (1)(2)(3)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 30,820,490 (1)(2)(3)

2. Haitong International Asset Management (HK) Limited

(a) Amount beneficially owned: 30,820,490(1)(2)(3)
(b) Percent of class: 12.6% (1)(2)(3)(4)
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 30,820,490 (1)(2)(3)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 30,820,490 (1)(2)(3)

3. Shengzu Wang

(a) Amount beneficially owned: 30,820,490 (1)(2)(3)
(b) Percent of class: 12.6% (1)(2)(3)(4)
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 30,820,490 (1)(2)(3)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 30,820,490 (1)(2)(3)

FOOTNOTES

(1)
AI Global Investment SPC, a Cayman Islands exempted segregated portfolio company with limited liability (“AI Global”), is currently the record holder of: (i) 306,171 ADSs, which represent 3,061,710 Class A Ordinary Shares (the “Fund 1 Shares”) acting on behalf and for the account of Haitong-Harvest Global Technology Fund S.P.; (ii) 625,462 ADSs, which represent 6,254,620 Class A Ordinary Shares (the “Fund 2 Shares”) acting on behalf and for the account of Haitong Momentum Investment Fund I S.P.; and (iii) 2,150,416 ADSs, which represent 21,504,160 Class A Ordinary Shares (together with the Fund 1 Shares and the Fund 2 Shares, the “Shares”) acting on behalf and for the account of AI Investment Fund S.P.

(2)
Haitong International Asset Management (HK) Limited (the “Investment Manager”) serves as the investment manager to AI Global with respect to the Shares, and in such capacity, the Investment Manager possesses voting control and the power to direct the disposition of the Shares. Accordingly, for the purposes of Reg. Section 240.13d-3, the Investment Manager may be deemed to beneficially own the Shares. The Investment Manager disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein, if any.

(3)
Shengzu Wang is the Chief Investment Officer and Managing Director of the Investment Manager and, in such capacity, Shengzu Wang exercises voting control over the Investment Manager with respect to its role as investment manager to AI Global with respect to the Shares. Accordingly, for the purposes of Reg. Section 240.13d-3, Shengzu Wang may be deemed to beneficially own the Shares. Shengzu Wang disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein, if any.

CUSIP No.	90354D104	Page 7 of 8

(4)	Calculations are based on 244,686,120 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 16, 2022.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, or any of their subsidiaries or affiliates, is or are the beneficial owners of the Shares for any other purpose than Section 13(d) and 13(g) of the Act, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 This Item 7 is not applicable.

CUSIP No.	90354D104	Page 8 of 8

Item 8.	Identification and Classification of Members of the Group.

 This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

 This Item 9 is not applicable.

Item 10.	Certification.

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2023

AI GLOBAL INVESTMENT SPC

Acting on behalf of and for the account of Haitong-Harvest Global Technology Fund S.P.

By:	/s/ Jing Liu
Name:	Jing Liu
Title:	Director

AI GLOBAL INVESTMENT SPC

Acting on behalf of and for the account of Haitong Momentum Investment Fund I S.P.

By:	/s/ Jing Liu
Name:	Jing Liu
Title:	Director

AI GLOBAL INVESTMENT SPC

Acting on behalf of and for the account of AI Investment Fund S.P.

By:	/s/ Jing Liu
Name:	Jing Liu
Title:	Director

HAITONG INTERNATIONAL ASSET MANAGEMENT (HK) LIMITED

By:	/s/ Shengzu Wang
Name:	Shengzu Wang
Title:	Director

/s/ Shengzu Wang
SHENGZU WANG

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Ordinary Shares, par value US$0.00005 per share, of UCloudlink Group Inc., and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 13th day of February, 2023.

AI GLOBAL INVESTMENT SPC

Acting on behalf of and for the account of Haitong-Harvest Global Technology Fund S.P.

By:	/s/ Jing Liu
Name:	Jing Liu
Title:	Director

AI GLOBAL INVESTMENT SPC

Acting on behalf of and for the account of Haitong Momentum Investment Fund I S.P.

By:	/s/ Jing Liu
Name:	Jing Liu
Title:	Director

AI GLOBAL INVESTMENT SPC

Acting on behalf of and for the account of AI Investment Fund S.P.

By:	/s/ Jing Liu
Name:	Jing Liu
Title:	Director

HAITONG INTERNATIONAL ASSET MANAGEMENT (HK) LIMITED

By:	/s/ Shengzu Wang
Name:	Shengzu Wang
Title:	Director

/s/ Shengzu Wang
SHENGZU WANG